VIA FACSIMILE AND EDGAR

March 22, 2001

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Attention:        Ms. Barbara C. Jacobs, Assistant Director
                  Mail Stop 3-9

Re:      Pen Interconnect, Inc.
         Withdrawal of Registration Statement and amendments on Form SB-2, File No. 333-79631

Via Fax and Edgar:  202-942-9627

Dear Ms. Jacobs:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Pen Interconnect, Inc., (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form SB-2 initially filed with the Commission on October 26, 1999, (file No. 333-79631) (the "Form SB -2"), along with the amendments to the Form SB-2 filed on January 16, 2000 and February 16, 2000 together with all exhibits thereto filed with the Commission on such dates.

         The Form SB-2 is being withdrawn due to the determination that the Company has decided not to proceed with the registration of these shares. The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Form SB-2 have been sold in anticipation of the registration.

         Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the From SB-2 as soon as it is available. The facsimile number of the Registrant is (714) 436-9728.


                                    Very truly yours,
                             Pen Interconnect, Inc.

                                    /s/ Stephen J. Fryer
                                    Stephen J. Fryer
                             Chief Executive Officer

cc:  Owen Naccarato, Esq.
       949-851-9262 (Fax)